UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 1, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 17, LLC

(Exact name of issuer as specified in its charter)

Delaware	33-2092545
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 136, Series 142, Series 144, Series 145, Series 146, Series 147, Series 149, Series 150, Series 152, Series 153, Series 154, Series 155, Series 156, Series 157, Series 158, Series 159, Series 160, Series 161, Series 162, Series 163, Series 164, Series 165, Series 166, Series 167, Series 168, Series 169, Series 170, Series 171, Series 172, Series 173, Series 174, Series 175, Series 176, Series 177, Series 178, Series 179, Series 180, Series 182, Series 183, Series 185, Series 187, Series 188, Series 189, Series 194, Series 286

(Securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

On September 1, 2026, Nigel Glenday resigned as Chief Executive Officer, Chief Financial Officer and a manager of the Company, and he also resigned from all other officer, manager and director positions held with other affiliates of Masterworks, effective as of 11:59 p.m. Eastern time on that date (the “Transition Date”). Mr. Glenday’s resignation was not the result of any disagreement with the Company, Masterworks, or their respective affiliates on any matter relating to the Company’s operations, policies, or practices.

Effective simultaneously with, and so as to avoid any vacancy resulting from, Mr. Glenday’s resignation, Scott Lynn was appointed to fill all roles vacated by Mr. Glenday, including serving as Chief Executive Officer, Chief Financial Officer, and as a manager of the Company. Mr. Lynn is the founder and Chief Executive Officer of Masterworks, LLC, the parent company that owns the Masterworks investment platform. There is no arrangement or understanding between Mr. Lynn and any other person pursuant to which Mr. Lynn was appointed to these positions, other than as described in this Item 7.

Following the Transition Date, it is expected that Mr. Glenday will continue to serve as a senior adviser to Masterworks, LLC and its affiliates.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 17, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: September 1, 2026